UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No.  2)

North American Galvanizing & Coatings, Inc.
(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

65686Y109

 (CUSIP Number)

Ronald J. Evans
5314 S Yale Avenue, Suite 1000
Tulsa, OK 74135
 Telephone: (918) 494-0964

With a copy to:

 Beth B. Pulley
5314 S Yale Avenue, Suite 1000
Tulsa, OK 74135
 Telephone: (918) 494-0964

(Name, Address and Telephone Number of Person Authorized to  Receive Notices and Communications)

June 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65686Y109	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Ronald J Evans

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

0 shares

	8	SHARED VOTING POWER

572,706 shares

	9	SOLE DISPOSITIVE POWER

572,706 shares

	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

572,706 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 65686Y109	Page 3 of 5 Pages

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D dated March 5, 2010 (as amended by Amendment No. 1 dated April 7, 2010, the "Schedule 13D") filed by Ronald J. Evans (the "Reporting Person") with respect to shares of common stock, par value $0.10 per share (the "Common Stock"), of North American Galvanizing & Coatings, Inc. (the "Issuer").

Item 1.	Security and Issuer.

Unchanged.

Item 2.	Identity and Background.

Item 2(c) of the Schedule 13D is amended and restated as follows:

Private investor

Item 3.	Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to include the following information:

On March 31, 2010, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with AZZ incorporated, a Texas corporation ("AZZ"), and Big Kettle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of AZZ ("Purchaser").

Pursuant to the Merger Agreement, Purchaser commenced a tender offer (the "Offer") on May 7, 2010 for all of the Issuer's outstanding shares of Common Stock at a purchase price of $7.50 per share in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2010, and the related Letter of Transmittal.  The Offer expired at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010.  The Reporting Person tendered 344,020 shares of Common Stock in the Offer.  In addition, 39,431 shares of Common Stock beneficially owned by the Reporting Person and held through the Issuer's 401(k) defined contribution plan were also tendered in the Offer.  All shares of Common Stock that were validly tendered in the Offer and not withdrawn, including the 344,020 shares of Common Stock tendered by the Reporting Person and the 39,431 shares of Common Stock tendered by the trustee under the Issuer's 401(k) defined contribution plan, have been accepted for payment by Purchaser.

On June 14, 2010, in connection with the consummation of the Offer, the Reporting Person resigned as a director, Chief Executive Officer, President and an employee of the Company, and as a result no longer has any influence over any corporate activity of the Issuer.

CUSIP No. 65686Y109	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a)           The Reporting Person beneficially owns 572,706 shares of Common Stock of the Issuer, representing approximately 3.4% of the outstanding shares of Common Stock.  For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 16,753,943 as set forth in the Merger Agreement.  Of such total number of shares, 450,000 shares are held under presently exercisable stock options.

(b)           The Reporting Person has the shared power to vote or to direct the voting of 572,706 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock.  Of such total number of shares of Common Stock, 450,000 shares are held under presently exercisable stock options.  By virtue of the voting agreement and the proxy granted to Purchaser pursuant to the Stockholders Agreement, dated as of March 31, 2010, by and among AZZ, Purchaser, the Reporting Person and certain other stockholders of the Issuer, Purchaser may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Person in accordance with the terms of the Stockholders Agreement. See the discussion of the Stockholders Agreement contained in Item 6 of the Schedule 13D.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Unchanged.

Item 7.	Material to be Filed as Exhibits.

Unchanged.

CUSIP No. 65686Y109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2010	/s/ Ronald J. Evans Ronald J. Evans